FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 14, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

2nd QUARTER: BRF REPORTS NET REVENUE OF R$ 6.8 BILLION

Acceleration in grain price increases and implementation of the Performance Commitment Agreement - TCD squeeze margins

BRF ended the second quarter of 2012 reporting net sales of R$ 6.8 billion, a growth of 8.7% compared with the same period in 2011. Net income was R$ 6.4 million, the Company recording EBITDA of R$ 565 million, corresponding to 8.3% of net sales.

Sales volumes in the period totaled 1.4 million tons, a 4.9% improvement. However, to date, price increases have been insufficient to neutralize costs arising from spiraling grain prices.

In addition to a challenging economic scenario, quarterly results were impacted by the implementation of the complex initiatives needed to comply with the agreement signed with the Brazilian anti-trust Administrative Council for Economic Defense (CADE). The implementation of the agreement implies transitory costs as well as a temporary fall in the efficiency of the Company’s operations.

These initiatives – which involve the temporary suspension of some categories as well as the divestment of plants and distribution centers – are being executed on time and according to the plan set forth in the agreement signed in June 2011  approving the merger.

During the period, we concluded a ten-year overseas notes offering for a total of US$ 750 million and at historically low costs. This offering has enabled the Company to refinance its 2012 maturities and at the same time lengthening its debt profile and reinforcing liquidity.

MARKET PERFORMANCE

Export revenues from the overseas market 11% year-on-year to R$ 2.8 billion. If compared with the first quarter of 2012, export business was up by 13.6% Compared with the second quarter of 2011, however, margins narrowed due to the performance of certain key markets such as the Middle East and the Far East where a situation of oversupply has persisted since last year.

The domestic market continues to report a positive trend in sales  revenue with year-on-year growth of 7%. However, rapidly spiraling increases in costs caused some erosion in operating results when compared with the first quarter of 2012.

Sales revenue also rose in the Dairy Products and Food Service  segments, amounting respectively for increases of 9.2% to R$ 702 million and 9.3% to R$ 353 million compared with the second quarter of the previous fiscal year.

Through the medium of its principal brands, between May and June of this year, BRF launched 168 products in its various channels of operations (Brazilian retailing, food service, international market), both in the meats segment as well as dairy products. In this way the Company meets the objectives to bolster its product lines with added value items  and to adjust its market focus.

2Q12

R$ million

	2012	2011
Ch.%

Net Sales	6,842	6,294	9
Domestic Market	3,970	3,700	7
Exports	2,872	2,594	11
Gross Profit	1,489	1,561	(5)
Gross Margin	21.8%	24.8%	(3.0 p.p)
EBIT	281	513	(45)
Net Income	6	498	(99)
Net Margin	0.1%	7.9%	(7.8 p.p)
EBITDA	565	786	(28)
EBITDA Margin	8.3%	12.5%	(4.2 p.p)
Earnings per share*	0.01	0.57	(99)

 (*) Consolidated earnings per share (in R$), excluding treasury shares.

1H12

R$ million

	2012	2011
Ch. %

Net Sales	13,179	12,315	7
Domestic Market	7,886	7,292	8
Exports	5,293	5,023	5
Gross Profit	2,833	3,106	(9)
Gross Margin	21.5%	25.2%	(3.7 p.p)
EBIT	549	1,038	(47)
Net Income	160	881	(82)
Net Margin	1.2%	7.2%	(6.0 p.p)
EBITDA	1,097	1,602	(32)
EBITDA Margin	8.3%	13%	(4.7 p.p)
Earnings per share*	0.18	1.01	(82)

(*) Consolidated earnings per share (in R$), excluding treasury shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 14, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director